July 15, 2022

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Erin Donahue
Jennifer Angelini

Re:	HASBRO, INC.
Form 10-K for the period ended December 26, 2021
File No. 001-06682

Dear Ms. Donahue and Ms. Angelini:

This letter is submitted on behalf of Hasbro, Inc. (“Hasbro” or the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated July 1, 2022.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

Form 10-K for Fiscal Year Ended December 26, 2021

General

1.We note that you provided more expansive disclosure in your 2020 Corporate Social Responsibility Data Update (“CSR Report”) than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR Report.

Company Response:

Our approach to public reporting on environmental, social and governance issues is tailored to the different needs and reporting requirements of the wide range of stakeholders interested in the sustainability of Hasbro. Our investors are a key audience for SEC filings and particular disclosure rules and materiality standards apply to those filings, whereas our annual CSR reports and updates are developed to suit a potentially wider range of stakeholders and other interested parties, including consumers, customers, existing and prospective employees, non-governmental organizations, media, suppliers, partners and others, and those reports may disclose matters even if they are not material to our business and financial condition.

Our most recent CSR report and update build upon several years of CSR report disclosures and are prepared in alignment with the Global Reporting Initiative (GRI) 2016 Standards and the

Sustainability Accounting Standards Board (SASB) Toys & Sporting Goods and Media & Entertainment industry standards. As it currently stands, GRI and SASB have different disclosure requirements and audiences as compared to current SEC rules.

In contrast to the reporting standards used for our CSR report and updates, the current SEC disclosure requirements are primarily focused on providing material information to investors. As such, we approach how and what we disclose in our CSR report and updates, and our SEC filings differently. Our CSR reports and updates tend to include a wider range of disclosures as they aim to respond to a wider audience by providing disclosure even when we do not expect those matters to have a material impact on our business. For example, our latest 10-K included an overview of our governance and key achievements and progress in 2021 across our strategic ESG focus areas: climate and sustainability, ethical sourcing and human rights, philanthropy, and diversity, equity and inclusion. In contrast, our most recent CSR update included more granular data such as key performance indicators and regional breakdown over a 5-year timeframe across direct and indirect greenhouse-gas emissions, energy, water and waste consumption, as well as our approach to human capital management, purpose, community volunteerism, philanthropy and more.

We will continue to evaluate whether to include additional climate-related information in connection with future SEC filings, and such information will be included when required or we otherwise determine such disclosure to be appropriate for our shareholders when assessing the financial performance of the Company and risks to our business.

Risk Factors, page 28

2.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Company Response:

We reviewed the applicable disclosure standards while preparing our Form 10-K, as we do in connection with the preparation of each filing we make with the SEC, and concluded that transition risks related to climate change are not expected to materially affect our business, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose transition risks related to climate change that may affect our business, financial condition, or results of operations if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

Our standard procedures for preparing our annual report on Form 10-K and quarterly reports on Form 10-Q include a process to identify and consider risks, including any climate-related risks, that may affect our business, financial condition, and results of operations, and then assess the materiality of those risks. This process includes reviewing risks identified through our enterprise risk management (ERM) assessment, reviewing information provided by our business functions, a discussion and analysis of the foregoing among our disclosure committee, our Chief Executive Officer and our Chief Financial Officer, and a discussion with members and committees of our Board of Directors responsible for overseeing our SEC filings. This process is designed to identify our significant risks, which are then evaluated for possible disclosure in light of an assessment of their materiality and the applicable disclosure requirements, including the SEC's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010). To date, transition risks related to climate change have not had a material impact on our business and have not been among our material risks.

In addition to our ERM assessment process described above, as part of the new Hasbro Climate Action Plan being developed in 2022, we intend to incorporate the recommendation of the Task Force on Climate-Related Financial Disclosures (TCFD) in evaluating and addressing the risk of climate change on our business going forward. As part of the TCFD framework, we plan to perform a Climate Scenario Analysis with the intention of further identifying and assessing the impacts that climate-related transition risks and opportunities may have on our organization in the future. During this process, we plan to further identify and quantify market, reputation, technology, regulatory, and legal transition risks that may impact our business, in line with the TCFD recommendations. For example, these risks could include carbon pricing, market demand for low-carbon products, and regulatory reporting requirements.

We expect to work with an external consultant to assess our exposure and vulnerability to these potential future risks, with the aim of assessing potential financial impacts under different climate scenarios, in line with TCFD’s recommendations. Transition risks could have a variety of potential financial impacts such as increased energy costs or increased compliance costs for climate-related reporting requirements. If identified, we intend to disclose material transition risks and impacts in future filings in line with our standard procedures. Our analysis to date, however, has not identified material effects of transition risks related to climate change that may affect our business, financial condition, and results of operations.

3.Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Company Response:

As we do with every filing, we reviewed the applicable disclosure standards and applied them to an analysis of our business while preparing our Form 10-K. In doing so, we concluded that we do not have any material litigation risks related to climate change at this time. To date, we have not experienced any threatened or actual climate change-related litigation, and we have no indication that our industry, or other participants in the industry, have been or are susceptible to significant litigation related to climate change. As materiality is assessed in connection with each filing, we will disclose litigation risks related to climate change and the potential impact to the Company if in the future we consider that they have become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

By way of further background, we regularly review pending and threatened litigation and government proceedings in connection with our SEC filings, including with our disclosure committee. Additionally, we regularly monitor trends and material risks to our business, including potential litigation risks. As part of our regular review, we have concluded that the risk of climate change related litigation is not currently a material risk that warrants disclosure in the Risk Factors section of our periodic reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

4.We note your disclosure that you are subject to various United States federal, state, local and international requirements relating to the environment. Please revise your disclosure to discuss material pending or existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.

Company Response:

Hasbro is closely monitoring relevant legislation and regulations that could have a material impact on our business. This includes requirements regarding environmental, climate and sustainability topics. Relevant legislative initiatives such as the EU Taxonomy Regulation, the Corporate Sustainability Reporting Directive or the Sustainable Corporate Governance Directive will impact reporting requirements and certain parts of companies’ business plans to reflect on long-term sustainable interests of the corporation, its workers, customers, and shareholders for the future. However, at this stage these legislative initiatives are still in progress, and we are closely following the developments to address new requirements as and if they come into fruition.

Other requirements related to the environment are already enforced or underway. Common requirements include mandatory Extended Producer Responsibility (EPR) schemes. These already exist in a number of EU countries, such as in the UK via their Plastic Packaging Tax (effective since April 2022) or in India throughout their new EPR regulation (effective as of July 2022). Other Asian countries like Vietnam, Indonesia or the Philippines are also discussing such measures. Such EPR requirements usually include reporting of imported plastic and fees or taxes based on imported quantities of plastic packaging. With our plastic-free packaging initiative which started in 2019, we are well underway to ensure new Hasbro packaging is virtually plastic-free, therefore preempting many of the reporting requirements and potential fees or taxes in the various countries. To date there has been no material impact to our business from any of these requirements, and we do not currently anticipate a material impact to our business, factoring in the ongoing measures we are taking to reflect changes and anticipated changes in legislation and regulations.

The upcoming EPR scheme for certain packaging materials and products in France goes further than other such measures. It mandates to include waste sorting instructions for the consumer not only on packaging, but also for certain products. Some sectors have also been mandated to organize the collection and recycling of their products at the end of their lifespan. The EPR scheme will come into effect in January 2023. We are prepared to comply with the mandatory labeling of sorting instructions, and we are also a member of the newly founded organization, Eco-Mobilier, which will organize the French waste collection scheme for toys. As of 2023, fees for the scheme will be paid based on volumes shipped to the French market.

At this time, we do not believe any of the foregoing or other pending requirements are material to the business. As materiality is assessed in connection with each filing, we will disclose any requirements that have or are expected to have a material effect on our business, financial condition and results of operation in future filings.

5.We note that you devote significant resources and expenditures to help achieve your sustainability goals. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects related to these goals. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Company Response:

We have a dedicated team of employees under the leadership of our Global Purpose Organization that focuses on sustainability. Currently we have approximately 8 employees who spend the majority of their time working on sustainability initiatives. In 2021, 2020 and 2019 we estimate we spent approximately $2M, $1.75M, and $1.5M, respectively, in pursuing our sustainability goals. These amounts, while not insignificant, are not material from a financial statement or investor perspective and approximate 0.1% of our Selling, Distribution and Administration (“SD&A”) expense. As materiality is assessed in connection with each filing, we will disclose in the future any increased costs related to climate change if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

6.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•decreased demand for goods that produce significant greenhouse gas emission or are related to carbon-based energy sources;

•increased demand for goods that result in lower emissions than competing products;

•increased competition to develop innovative new products that result in lower emissions;

•increased demand for generation and transmission of energy from alternative energy sources; and

•any anticipated reputational risk resulting from operations or products that product material greenhouse gas emissions.

Company Response:

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that indirect consequences of climate-related regulation or business trends have not materially affected our business, financial condition, or results of operations and are not currently expected to do so in the future. As materiality is assessed in connection with each filing, we will disclose indirect consequences of climate-related regulation or business trends if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

We determined that the indirect consequences of climate-related regulation or business trends have not materially affected our business, financial condition, or results of operations by (i) reviewing historical and current total sales data and for our various product categories, and (ii) reviewing consumer and customer feedback, interviews, engagement surveys, and market research (collectively "consumer insights"), to determine what trends may be connected to climate-related matters. While the collective interaction of a broad array of macroeconomic, competitive, and consumer behavioral factors make sales trend analysis difficult, we have not identified any trends suggesting that the indirect consequences of climate-related regulation or business trends have materially affected our business. This evaluation of current and future regulations and consumer trends will be incorporated into our TCFD risk assessment process described above, in the response to Question 2.

A large part of our success is dependent on our ability to make trend-right decisions that resonate with consumers and our customers. We do this by continuing to reevaluate our products to ensure relevancy with consumers and our customers, using historical sales information as well as consumer, customer and market insights and engagement surveys. Customer and consumer preferences regarding the environmental impact of products is one of many factors we consider when designing our products. As consumer insights indicate that some customers want products that have a lower environmental impact or are otherwise sustainably produced, we have been able to meet, and anticipate continuing to be able to meet, these consumer preferences by working with our broad array of vendors and suppliers to offer an assortment that meets the needs of our customers and consumers.

For example, we have set a goal to eliminate virtually all plastic from single use packaging for new products by the end of 2022. We are on target to meet that goal as described in our SEC filings. We have also set a goal to make Potato Head brand products with plant-based or renewable materials by the end of 2024 and transitioning all other existing toys and games to recycled or renewable materials by 2033. As described in our Risk Factors section of our 10-K, if we were to fall short in achieving these goals, as the staff notes in Question 5 above, we could incur significant expenses in pursuing these goals and we could face reputational damage. While expenses could be significant, we do not believe they would be material as described in our response to Question 5 above.

7.We note your disclosure that the risks of climate change include severe weather events. Please discuss the physical effects of climate change on your operations and results, such as weather-related impacts on the cost and availability of insurance and weather-related damages to your property or operations. As applicable, include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods. Please also discuss the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

Company Response:

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that significant physical effects of climate change on our operations and results have not and are not expected to materially affect our business, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose significant physical effects of climate change on our operations and results if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

Weather-related damages to our property and business represented less than 0.1% of our total SD&A expenses in each of fiscal years 2021, 2020, and 2019. Due to these historical trends and the geographically dispersed composition of our business, we do not expect an increase in weather-related property losses to a degree that is material to the Company.

We have not experienced any material impacts to our insurance costs or to the availability of insurance due to weather-related factors. Specifically, our total property insurance premiums approximated 0.2% of our total SD&A expenses in each of fiscal years 2021, 2020, and 2019. Based on our understanding of the property insurance market, and our expectations for future premiums relative to our total SD&A expenses, we do not expect weather-related factors to affect our ability to obtain property insurance coverage or to increase the cost of property insurance coverage to a degree that is material to the Company.

As described in our response to Question 2 above, while we have historically included a climate risk assessment in our ERM process, we intend to add and incorporate the recommendation of the TCFD to address the risk of climate change on Hasbro’s business. As part of the TCFD framework, we plan to perform a Climate Scenario Analysis with the intention of further identifying and assessing the potential impacts that climate-related physical risks and opportunities may have on our organization in the future. During this process, we plan to analyze and further consider acute and chronic physical risks that may impact our business, in line with TCFD recommendations. For example, these risks could include heatwaves, extreme precipitation, and water stress in our operations and supply chain. But to date those risks and impacts have not been material and are not anticipated to be material to our business.

We plan to work with an external consultant to assess and further analyze our exposure and vulnerability to these risks, with the aim of assessing potential financial impacts under different climate scenarios, in line with TCFD’s recommendations. Physical risks could have a variety of potential financial impacts such as increased including maintenance and repair costs or increased costs or reduced access to weather insurance. If identified, we intend to disclose material physical risks and impacts in future filings.

We note your disclosure on pages 25 and 70 about programs and costs related to compliance with environmental requirements. Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

Company Response:

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that compliance costs related to climate change have not and are not expected to materially affect our business, capital expenditures, competitive position, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose any increased compliance costs related to climate change if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

The climate change related compliance costs applicable to our business for the last three fiscal years are limited to the operation of our office facilities, as Hasbro does not own or operate any manufacturing activities. We consider the very minimal costs associated with the maintenance and repair of our office’s HVAC systems (such as boilers and air conditioners) as a cost of maintaining our operations that would be incurred irrespective of the inspection and reporting compliance obligations. To date, these compliance costs have been immaterial and approximate less than 0.1% of our total SD&A expenses. Further, we do not expect them to materially increase in the future.

8.We note disclosure in your Form 10-K and CSR Report regarding the use of carbon offsets. Please provide us with quantitative information regarding your purchases or any sales of carbon credits or offsets for each of the last three fiscal years and amounts budgeted for future periods. Provide your analysis as to the materiality of the effects those purchases or sales have had on your business, financial condition, and results of operations.

Company Response:

In fiscal years 2021, 2020 and 2019, we purchased $18K, $16K, and $15K of offsets, respectively, to match our Scope 1 emissions and Scope 3 employee travel. We also purchased carbon offsets to address the small percentage of Scope 2 emissions where renewable energy credits were not available. We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that our purchases of carbon credits or offsets have not and are not expected to materially affect our business, financial condition, or results of operations, and we have budgeted amounts in future period consistent with amounts incurred in prior periods. As materiality is assessed in connection with each filing, we will disclose our purchases of carbon credits or offsets if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

Sincerely,

/s/ Deborah Thomas
Deborah Thomas
Executive Vice President and Chief Financial
Officer